FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 25, 2005

BY:

s/ Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 25, 2005

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

s/ Chris Robbins

Per:

Chris Robbins

Vice  President

August 10, 2005

Anglo Swiss Resources Inc. Sampling Confirms G9, G10 Garnets,
Kimberlite Indicator Mineral Trains
on the Fishing Lake Diamond Project, NWT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is pleased to report on the first of three diamond exploration properties recently acquired in the NWT, Canada.

The Company’s “Fishing Lake Project” (Till Claims 1-7 Acquisition – New Release dated June 22, 2005) covers 16,631 acres and is centered approximately 100 kilometers north of Yellowknife, the NWT territorial capital.  The Fishing Lake Project covers the probable source area for as yet unexplained kimberlite indicator mineral trains.  Till samples collected during the 2004 season confirmed earlier sampling program results, and include G9 and G10 garnets.

Anglo Swiss is presently designing an exploration program to locate the source of the favourable kimberlite indicator mineral trains and is compiling information from previous exploration programs conducted by others on all three properties held by Anglo Swiss in Canada’s Lac de Gras region, NWT. Results of the other two properties will be available soon.

Anglo Swiss Resources Inc. has an interest in over 108,487 acres of mineral claims in the Lac de Gras area, which hosts two producing diamonds mines and has extensive known diamondiferous kimberlites and kimberlite indicator minerals throughout the area. The company also controls 100 per cent of the 76,570-acre McAllister property (see news release Jan. 20, 2005), located in southeastern British Columbia, which has been identified as the host of a potential diamondiferous lamproite.

G. Macdonald, PGeo., a qualified person as defined by National Instrument 43-101, has approved the content of this news release.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.